UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-13726

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN
(Exact name of registrant as specified in its charter)

Chesapeake Energy Corporation
6100 N. Western Avenue
Oklahoma City, OK 73118
(405) 848-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: -0-

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 23, 2021	Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan
By Chesapeake Energy Corporation, Plan Administrator

		By:	/s/ James R. Webb
		Name:	James R. Webb
		Title:	Executive Vice President – General Counsel & Corporate Secretary